UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Local.com Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

53954R 10 5

(CUSIP Number)

Eve B. Burton

The Hearst Corporation

300 West 57th Street

New York, New York 10019

(212) 649-2045

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

G. David Brinton, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

February 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 24 Pages)

CUSIP No. 53954R 10 5		13D	Page 2 of 24 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEARST COMMUNICATIONS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,686,567 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,686,567 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,567 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22% (1) (2)
14.	TYPE OF REPORTING PERSON CO

(1)	See Items 5(a) and (b).

(2)          Calculation is based on a total number of outstanding shares (9,297,502) as of January 31, 2007 based on information provided to us by Local.com Corporation plus (i) 1,492,537 shares of common stock issuable under the Note (as defined herein), (ii) 597,015 shares of common stock exercisable under the Series A Warrant (as defined herein) and (iii) 597,015 shares of common stock exercisable under the Series B Warrant (as defined herein).

CUSIP No. 53954R 10 5		13D	Page 3 of 24 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEARST MAGAZINES PROPERTY, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,686,567 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,686,567 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,567 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22% (1) (2)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 53954R 10 5		13D	Page 4 of 24 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COMMUNICATIONS DATA SERVICES, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION IOWA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,686,567 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,686,567 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,567 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22% (1) (2)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 53954R 10 5		13D	Page 5 of 24 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEARST HOLDINGS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,686,567 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,686,567 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,567 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22% (1) (2)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 53954R 10 5		13D	Page 6 of 24 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE HEARST CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,686,567 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,686,567 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,567 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22% (1) (2)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 53954R 10 5		13D	Page 7 of 24 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE HEARST FAMILY TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,686,567 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,686,567 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,567 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22% (1) (2)
14.	TYPE OF REPORTING PERSON OO (testamentary trust)

SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (this "Schedule 13D") relates to (i) the $6.0 million senior secured convertible note ("Note"), bearing interest at 9% per annum for a term of two years and is convertible into 1,492,537 shares of common stock, par value $0.00001, ("Common Stock") of Local.com Corporation, a Delaware corporation (the "Issuer") at a conversion price of $4.02 per share, (ii) a warrant to purchase an aggregate of 597,015 shares of Common Stock at an exercise price (subject to adjustment) of $4.82 (the "Series A Warrant") and (iii) a warrant to purchase an aggregate of 597,015 shares of Common Stock at an exercise price (subject to adjustment) of $5.63 (the "Series B Warrant" and together with the Series A Warrant, the "Warrants"), issued to Hearst Communications, Inc., a Delaware corporation ("Hearst Communications") pursuant to the Purchase Agreement ("Purchase Agreement"), dated as of February 22, 2007, among the Issuer, Hearst Communications, SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P. and SRB Greenway Offshore Operating Fund, L.P. The Issuer's principal executive offices are located at One Technology Drive, Building G, Irvine, California 92618.

Item 2.	Identity and Background

(a) – (c) This Schedule 13D is being filed jointly by Hearst Communications, Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 300 West 57th Street, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 300 West 57th Street, New York, New York 10019.

CDS is an Iowa corporation and a wholly owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 300 West 57th Street, New York, NY 10019.

Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) – (e)             During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the trustees of the Trust.

Item 3.	Source and Amount of Funds or Other Considerations.

The aggregate amount of funds used by Hearst Communications to acquire the shares of Common Stock reported in Item 5(c) was $6,000,000. Hearst Communications used its working capital to make such purchase.

Item 4.	Purpose of Transaction

Hearst Communications acquired the Note and Warrants as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of the Issuer.

Hearst Communications intends to review its investments in the Issuer independently and on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

Item 5.	Interests in Securities of the Issuer.

(a) - (b) As of February 22, 2007, Hearst Communications beneficially owns Common Stock by virtue of its ownership of (i) the Note which is convertible into 1,492,537 shares of Common Stock of the Issuer at a conversion price of $4.02 per share, (ii) the Series A Warrant which is convertible into 597,015 shares of Common Stock (subject to adjustment) at an exercise price of $4.82 per share and (iii) the Series B Warrant which is convertible into 597,015 shares of Common Stock (subject to adjustment) at an exercise price of $5.63 per share. Hearst Communications is the direct owner of the Note and the Warrants and the underlying securities of each (collectively, the "Securities") if converted. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Note and Warrants and the underlying Securities. Hearst Magazines has the power to direct the disposition and voting of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the disposition and voting of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the disposition and voting of the Securities as the sole shareholder of CDS. The Trust and Hearst have the power to direct the disposition and voting of the Securities as the direct or indirect sole shareholders of Hearst and Hearst Holdings, respectively. Accordingly, Hearst Communications shares the power to direct the disposition and voting of the Securities beneficially owned by it, and Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust share the power to direct the disposition and voting of the Securities beneficially owned by Hearst Communications.

For purposes of this Statement: (i) Hearst Communications has the power to direct the disposition and voting of a total of 2,686,567 shares of Common Stock and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the disposition and voting of the 2,686,567 shares of Common Stock, representing approximately 22% of the shares of Common Stock outstanding after the Note and Warrants are converted.

(c)           Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons or, to the best of the Reporting Persons' knowledge, any person identified on Schedule I hereto, during the last 60 days.

(d)           To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Note and Warrants and the Securities thereunder owned by Hearst Communications.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Registration Rights Agreement, dated as of February 22, 2007, Hearst Communications and its permitted assigns have the right to demand that the Issuer file a registration statement with respect to the registration of its shares of Common Stock, subject to certain limitations.

Pursuant to the Intercreditor Agreement, dated as of February 22, 2007, the Issuer, Hearst Communications and SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P. and SRB Greenway Offshore Operating Fund, L.P. (collectively the “SRB Entities”), the parties thereto agreed to set forth their respective rights with regard to the priority of their respective liens on the shared collateral under the Note and the note issued to the SRB Entities.

Except as disclosed in Items 1, 5 and 6 of this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies that have not previously been reported on this Schedule.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1. Purchase Agreement, dated as of February 22, 2007, among Local.com Corporation, Hearst Communications, Inc., SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P. and SRB Greenway Offshore Operating Fund, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Local.com Corporation filed on February 26, 2007).

Exhibit 2. 9% Senior Secured Convertible Note issued by Local.com Corporation to Hearst Communications, Inc. dated February 22, 2007 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Local.com Corporation filed on February 26, 2007).

Exhibit 3. Series A Warrant to Purchase 597,015 Shares of Common Stock of Local.com Corporation, dated February 22, 2007 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Local.com Corporation filed on February 26, 2007).

Exhibit 4. Series B Warrant to Purchase 597,015 Shares of Common Stock of Local.com Corporation, dated February 22, 2007 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Local.com Corporation filed on February 26, 2007).

Exhibit 5. Registration Rights Agreement, dated as of February 22, 2007, by and among Local.com Corporation, Hearst Communications, SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P. and SRB Greenway Offshore Operating Fund, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Local.com Corporation filed on February 26, 2007).

Exhibit 6. Intercreditor Agreement, dated as of February 22, 2007, by and among Local.com Corporation, Hearst Communications, SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P. and SRB Greenway Offshore Operating Fund, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Local.com Corporation filed on February 26, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	March 1, 2007

HEARST COMMUNICATIONS, INC.

By: /s/ James M. Asher
Name: James M. Asher
Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	March 1, 2007

HEARST MAGAZINES PROPERTY, INC.

By: /s/ James M. Asher
Name: James M. Asher
Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	March 1, 2007

COMMUNICATIONS DATA SERVICES, INC.

By: /s/ James M. Asher
Name: James M. Asher
Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	March 1, 2007

HEARST HOLDINGS, INC.

By: /s/ James M. Asher
Name: James M. Asher
Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	March 1, 2007

THE HEARST CORPORATION

By: /s/ James M. Asher
Name: James M. Asher
Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	March 1, 2007

THE HEARST FAMILY TRUST

By: /s/ Frank A. Bennack, Jr.
Name: Frank A. Bennack, Jr.
Title:	Trustee

SCHEDULE I

Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 300 West 57th Street, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

NAME	PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT

Hearst Communications

George R. Hearst, Jr.*	Chairman of the Board, Director
Frank A. Bennack, Jr.* (1)	Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*	President, Chief Executive Officer, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett	Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler	Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division

George J. Green	Vice President; President: Hearst Magazines International Division

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)

Director; Vice President: San Francisco Realties HCI Division, Hearst Communications Inc.; Vice President: San Francisco Realties Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

George B. Irish	Senior Vice President, Director; President: Hearst Newspapers Division

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Vice President; President: Hearst Business Media Group Administrative Division

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Bruce L. Paisner	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division

Raymond J. Petersen*	Director; Executive Vice President: Hearst Magazines Division

Dionysios Psyhogios	Vice President-Taxes

Virginia Hearst Randt*	Director

Debra Shriver	Vice President

Hearst Magazines

George J. Green	President, Treasurer, Director; President: Hearst Magazines International Division, Hearst Communications, Inc.

James M. Asher	Vice President

Catherine A. Bostron	Secretary

Ronald J. Doerfler	Vice President

John A. Rohan, Jr.	Vice President, Director; Vice President, Hearst Magazines Division, Hearst Communications, Inc.

CDS

Christopher L. Holt (4)	President, Director

Kenneth J. Barloon (4)	Senior Vice President, Chief Financial Officer

Timothy A. Plimmer (4)	Senior Vice President

James M. Asher	Vice President

Cathleen P. Black	Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Timothy M. Day (4)	Vice President

Ronald J. Doerfler	Vice President

Nancy A. Gessmann (4)	Vice President

John P. Loughlin	Vice President, Director; Executive Vice President and General Manager, Hearst Magazines Division, Hearst Communications, Inc.

Dennis Luther (4)	Vice President – Director of Marketing

Paul McCarthy (4)	Vice President – Director of Information Services

Lynn Reinicke (4)	Vice President – Director of Business Development

John A. Rohan, Jr.	Treasurer, Director; Vice President, Hearst Magazines Division, Hearst Communications, Inc.

Hearst Holdings

George R. Hearst, Jr.*	Chairman of the Board, Director
Frank A. Bennack, Jr.* (1)	Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*	President, Chief Executive Officer, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett	Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler	Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

George J. Green	Vice President; President: Hearst Magazines International Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)

Director; Vice President: San Francisco Realties HCI Division, Hearst Communications Inc.; Vice President: San Francisco Realties Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

George B. Irish	Senior Vice President, Director; President: Hearst Newspapers Division, Hearst Communications, Inc.

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Vice President; President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Bruce L. Paisner	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc.

Raymond J. Petersen*	Director; Executive Vice President: Hearst Magazines Division, Hearst Communications, Inc.

Dionysios Psyhogios	Vice President-Taxes

Virginia Hearst Randt*	Director

Debra Shriver	Vice President

Hearst

George R. Hearst, Jr.*	Chairman of the Board, Director
Frank A. Bennack, Jr.* (1)	Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*	President, Chief Executive Officer, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett	Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler	Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

George J. Green	Vice President; President: Hearst Magazines International Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)

Director; Vice President: San Francisco Realties HCI Division, Hearst Communications Inc.; Vice President: San Francisco Realties Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

George B. Irish	Senior Vice President, Director; President: Hearst Newspapers Division, Hearst Communications, Inc.

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Vice President; President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Bruce L. Paisner	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc.

Raymond J. Petersen*	Director; Executive Vice President: Hearst Magazines Division, Hearst Communications, Inc.

Dionysios Psyhogios	Vice President-Taxes

Virginia Hearst Randt*	Director

Debra Shriver	Vice President

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(1)	Self-employed, non-employed or retired.

(2)	5 Third Street
Suite 200
San Francisco, CA 94103

(3)	765 Market Street, #34D
San Francisco, CA 94103

(4)	Employed by CDS.
1901 Bell Avenue
Des Moines, IA 50315